SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Chesapeake Energy Corporation
(Name of Subject Company (issuer))
Chesapeake Energy Corporation
(Name of Filing Persons (issuer))
2.5% Contingent Convertible Senior Notes due 2037
(Title of Class of Securities)
165167BZ9/165167CA3
(CUSIP Number of Class of Securities)
James R. Webb
Executive Vice President- General Counsel
and Corporate Secretary
6100 North Western Avenue
Oklahoma City, Oklahoma 73118
(405) 848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Gene J. Oshman
Clinton W. Rancher
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002
(713) 229-1234

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$14,760,000.00	$1,710.68

*
For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2.5% Contingent Convertible Senior Notes due 2037, as described herein, is $1,000 per $1,000 principal amount outstanding. As of March 29, 2017, there was $14,760,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $14,760,000.

**	The amount of the filing fee equals $115.90 per $1 million of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), and relates to the Company’s offer to repurchase the 2.5% Contingent Convertible Senior Notes due 2037 that were issued by the Company (the “Notes”), upon the terms and conditions set forth in the Indenture (as defined below), the Company Notice dated March 30, 2017 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) and (a)(1)(C) to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The Notes were issued pursuant to the Indenture dated as of May 15, 2007, as supplemented, among the Company, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Indenture”). The Notes are convertible in certain circumstances into cash and a number of shares of common stock of the Company determined as specified in the Indenture and the terms of the Notes. However, the Notes are not currently convertible because these conditions have not been satisfied. The initial conversion rate of the Notes was 19.3855, equivalent to a conversion price per share of approximately $51.585. As of March 29, 2017, the conversion rate of the Notes was 21.0314, equivalent to a conversion price per share of approximately $47.55. This conversion rate is subject to further adjustment upon the occurrence of certain corporate events but not for accrued interest.

The right of holders to require the Company to repurchase their Notes pursuant to the Indenture (which we refer to as the “Offer”) will expire at 5:00 p.m., New York time, on May 10, 2017. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
ITEMS 1 through 9.

The Company is the issuer of the Notes, and the Company is offering to purchase for cash all of the Notes if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Notes and the Offer Materials. The Notes are convertible into shares of common stock of the Company. The Company maintains its principal executive offices at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and its telephone number at that address is (405) 848-8000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer Materials is incorporated by reference into this Schedule TO.

ITEM 10.	Financial Statements.

The Company believes that its financial condition is not material to a holder’s decision with respect to the Offer because the consideration being paid to holders surrendering Notes consists solely of cash, the Offer is not subject to any financing conditions, the Offer applies to all outstanding Notes and the Company is a public reporting company that files reports with the Securities and Exchange Commission electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

ITEM 11.	Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings. None.
(b) Other Material Information. The information set forth in the Offer Materials is incorporated by reference herein.

ITEM 12.	Materials To Be Filed As Exhibits.

(a)(1)(A)	—	Company Notice to Holders of Chesapeake Energy Corporation 2.5% Contingent Convertible Senior Notes due 2037, dated March 30, 2017.

(a)(1)(B)	—	Form of Repurchase Notice.

(a)(1)(C)	—	Press Release dated March 30, 2017.

(b)	—	Not applicable.

(d)(1)	—
Indenture dated as of November May 15, 2007 among the Company, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 15, 2007).

(d)(4)	—
The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s Prospectus dated May 10, 2007, forming part of the Company’s Registration Statement on Form S-3 (Registration No. 333-142720).

(d)(5)	—	The description of the Company’s common stock set forth under the caption “Description of Capital Stock” in the Company’s Current Report on Form 8-K filed on June 23, 2014.

(g)	—	Not applicable.

(h)	—	Not applicable.

ITEM 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 30, 2017

CHESAPEAKE ENERGY CORPORATION

By:	/s/ James R. Webb
James R. Webb
Executive Vice President - General Counsel and Corporate Secretary

INDEX TO EXHIBITS

(a)(1)(A)	—	Company Notice to Holders of Chesapeake Energy Corporation 2.5% Contingent Convertible Senior Notes due 2037, dated March 30, 2017.

(a)(1)(B)	—	Form of Repurchase Notice.

(a)(1)(C)	—	Press Release dated March 30, 2017.

(b)	—	Not applicable.

(d)(1)	—
Indenture dated as of November May 15, 2007 among the Company, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 15, 2007).

(d)(4)	—
The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s Prospectus dated May 10, 2007, forming part of the Company’s Registration Statement on Form S-3 (Registration No. 333-142720).

(d)(5)	—	The description of the Company’s common stock set forth under the caption “Description of Capital Stock” in the Company’s Current Report on Form 8-K filed on June 23, 2014.

(g)	—	Not applicable.

(h)	—	Not applicable.